Exhibit 11

Consent of Alexander Alousis

United States Securities and Exchange Commission
Ladies and Gentlemen:

I, Alexander Alousis, Professional Engineer (P.Eng.) and member of the Association of the Professional Engineers of Ontario (PEO), hereby consent to the use of and reference to my name, and the inclusion in the annual report on Form 40-F of New Gold Inc. of the information reviewed and approved by me relating to Mineral Reserves as it relates to the Rainy River Mine Underground that is of a scientific or technical nature contained therein for the financial year ended December 31, 2023.

Dated this 21 day of February, 2024

Yours truly,

/s/ Alexander Alousis
Name:	Alexander Alousis
P.Eng., member of PEO